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                            February 16, 2024

       John Santos
       Chief Executive Officer
       Howloo, Inc.
       395 E Lincoln Ave.
       Labelle, FL. 33935

                                                        Re: Howloo, Inc.
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed on February
1, 2024
                                                            File No. 024-12359

       Dear John Santos:

                                                        We have reviewed your
amended offering statement and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 9, 2024 letter.

       Amendment No. 3 to Offering Statement on Form 1-A

       Exhibits

   1. We note that you have incorporated by reference the consent of SetApart FS. Please file a currently dated consent
in your next amendment to the Form 1-A.
              Please contact Jeff Gordon at 202-551-3866 or Claire Erlanger at 202-551-3301 if you
       have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any other questions.




                            Sincerely,


                            Division of Corporation Finance
 John Santos
Howloo, Inc.
FirstName16,
February  LastNameJohn
             2024        Santos
Page 2
Comapany  NameHowloo, Inc.
February 16, 2024 Page 2          Office of Manufacturing
FirstName LastName